                                                              EXHIBIT (a)(16.9)

                  [LETTERHEAD OF N M ROTHSCHILD & SONS LIMITED]

                                 PRESS RELEASE

      NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA,
                                CANADA OR JAPAN

Embargoed until 8:00am                                           9 October 1995

                 ARCO'S FINAL* CASH OFFER FOR ARAN ENERGY plc

 . ARCO announces a Final Offer of IR68p in cash for each Aran share.

 . The Final Offer represents a premium of 60%** over the Aran share price before the announcement of the original offer.

 . In the event that the Statoil/Connemara proposal is approved at the EGM convened for 23 October 1995, or at any adjournment thereof, the consideration payable under the Final Offer will be IR66p.

Commenting on the Final Offer, Bill Wade, Chairman of ARCO Irish Holdings, said:

  "This Final Offer provides full value for all of Aran's assets. It also gives shareholders the opportunity of securing a value for Aran shares considerably in excess of market prices existing prior to our original offer.

  Aran has chosen to complicate matters by requiring shareholders to vote on the proposed joint venture that Aran has entered into with Statoil in relation to the Connemara field. ARCO is opposed to this proposal and believes it transfers value from Aran shareholders to Statoil. From ARCO's perspective, the loss of sole operational control of the field has a further negative impact over and above the transfer of value. ARCO believes the Statoil/Connemara proposal, if approved, would represent a diminution in Aran shareholder value.

ARCO strongly urges Aran shareholders to:

  . vote against the resolution to approve the Statoil/Connemara proposal; and

  . accept the increased and final offer without delay."

                                    - END -

 * The Final Offer is final and will not be extended, nor will it be revised or increased, except that ARCO Irish Holdings reserves the right to increase, extend ot otherwise revise the Final Offer with the consent of the Panel or in the event of a competitive situation (including an offer or an intention to make an offer being announced by or on behalf of the unnamed third party referred to in Aran's announcement of 6 October 1995) arising.

** If the Statoil/Connemara proposal is approved the consideration payable under the Final Offer is IR66p and would represent a 55% premium over the Aran share price before the announcement of the original offer.

    New Court, St. Swithin's Lane, London EC4P 4DU Telephone 0171-280 5000
                        Fax 0171-929 1643 Telex 888031
                               Regulated by SFA

 PRESS ENQUIRIES:

 ARCO
 Bill Wade                          Telephone: (44) 171 831 3113
 Terry Dallas                       Telephone: (44) 171 831 3113

 N M ROTHSCHILD & SONS LIMITED      Telephone: (44) 171 280 5000
 Nicholas Wrigley
 Tony Allen

 PUBLIC RELATIONS:

 WHPR                               Telephone: (353) 1 496 0244
 Brian Bell

 FINANCIAL DYNAMICS
 Nick Miles                         Telephone: (44) 171 831 3113
 Marc Popiolek                      Telephone: (44) 171 831 3113

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA OR
                                     JAPAN

Embargoed until 8:00am                                            9 October 1995

                           ARCO IRISH HOLDINGS INC.
                            ("ARCO IRISH HOLDINGS")

                         A WHOLLY OWNED SUBSIDIARY OF

                          ATLANTIC RICHFIELD COMPANY
                                   ("ARCO")

                               FINAL* CASH OFFER
                                      FOR

                                ARAN ENERGY PLC
                                   ("ARAN")

The Board of ARCO Irish Holdings, a wholly owned subsidiary of ARCO, announces the terms of an increased and final cash offer to be made on its behalf by N M Rothschild & Sons Limited to acquire the whole of Aran's issued (and to be issued) share capital (including Aran shares represented by Aran ADSs).

The Final Offer values the existing issued share capital of Aran at approximately: IR(Pounds)178 million (equivalent to Stg(Pounds)182 million) if the Statoil/Connemara proposal is NOT approved; or IR(Pounds)173 million (equivalent to Stg(Pounds)177 million) if the Statoil/Connemara proposal is approved.

The brokers to the Final Offer are Riada Corporate Finance Limited and Hoare Govett Corporate Finance Limited.

THE FINAL OFFER

The Final Offer, which will be subject to the conditions and further terms referred to herein, will be made on the following bases:

  (a) If the Statoil/Connemara proposal is voted down

    FOR EACH ARAN SHARE              IR68p IN CASH


    FOR EACH ARAN ADS                IR(Pounds)20.40 IN CASH
    (WHICH REPRESENTS 30 ARAN SHARES)

Based on an exchange rate of IR(Pounds)1=Stg(Pounds)1.022 (as set out in the original offer document), the Final Offer on this basis is equivalent to Stg69.5p per Aran share and Stg(Pounds)20.85 per Aran ADS. Based on an exchange rate of IR(Pounds)1=$1.5771 (as set out in the original offer document), the Final Offer on this basis is equivalent to $1.07 per Aran share and $32.17 per Aran ADS. Appendix 2 sets out the details of such exchange rates.

  (b) If the Statoil/Connemara proposal is approved

    FOR EACH ARAN SHARE              IR66p IN CASH


    FOR EACH ARAN ADS                IR(Pounds)19.80 IN CASH
    (WHICH REPRESENTS 30 ARAN SHARES)

* The Final Offer will close at 1.00pm (Dublin and London time), 9.00am (New York City time) on 24 October 1995 unless it has by then become or been declared unconditional. The Final Offer is final and will not be extended, nor will it be revised or increased, except that ARCO Irish Holdings reserves the right to increase, extend or otherwise revise the Final Offer with the consent of the Panel or in the event of a competitive situation (including an offer or an intention to make an offer being announced by or on behalf of the unnamed third party referred to in Aran's announcement of 6 October 1995) arising.

Based on an exchange rate of IR(Pounds)1=Stg(Pounds)1.022 (as set out in the original offer document), the Final Offer on this basis is equivalent to Stg67.5p per Aran share and Stg(Pounds)20.24 per Aran ADS. Based on an exchange rate of IR(Pounds)1=$1.5771 (as set out in the original offer document), the Final Offer on this basis is equivalent to $1.04 per Aran share and $31.23 per Aran ADS. Appendix 2 sets out the details of such exchange rates.

ALL REFERENCES IN THIS ANNOUNCEMENT TO THE VALUE OF THE FINAL OFFER AND COMPARATIVE FIGURES BASED ON THE FINAL OFFER ASSUME, UNLESS OTHERWISE SPECIFIED, THAT THE STATOIL/CONNEMARA PROPOSAL IS VOTED DOWN AND, ACCORDINGLY, THAT THE PRICE UNDER THE FINAL OFFER IS IR68p PER ARAN SHARE.

On that assumption, and on the bases set out in Appendix 2:

  . the Final Offer values the existing issued share capital of Aran
    (including Aran shares represented by Aran ADSs) at approximately IR(Pounds)178 million (equivalent to approximately Stg(Pounds)182 million).

  . the Final Offer represents a premium of 60 per cent. over the last dealt price in Dublin of IR42.5p per Aran share on 18 August 1995, the last business day before the announcement of the original offer.

  . the Final Offer represents a premium of 45 per cent. over the Aran four year share price high in Dublin before the announcement of the original offer of IR47p per share.

VALUATION

In the weeks since the original offer, debate has centred around the "true" value of Aran's assets. In reality there are only two areas of any material difference between ARCO and Aran.

The first is Schiehallion where ARCO has a number of concerns with the assumptions used by SSI in the "independent" valuation. Nevertheless, if ARCO accepts SSI's assumptions, but eliminates the inappropriate tax loss allocation and substitutes what ARCO believes the industry would judge to be a more appropriate discount rate of 12.5%, the value of Schiehallion is IR(Pounds)55 million (IR21p per share). It is this valuation which ARCO has included in its Final Offer.

The other area in dispute is in relation to exploration assets where Aran's valuation strains credibility and, not surprisingly, has been largely ignored by the market. Nevertheless ARCO has attributed a more than generous price for these high risk and unproven exploration assets.

THE STATOIL/CONNEMARA PROPOSAL

Aran has chosen to complicate matters by requiring shareholders to vote on the proposed joint venture that Aran has entered into with Statoil in relation to the Connemara field. ARCO is opposed to this proposal and believes it transfers value from Aran shareholders to Statoil. From ARCO's perspective, the loss of sole operational control of the field has a further negative impact over and above the transfer of value. ARCO believes the Statoil/Connemara proposal, if approved, would represent a diminution in Aran shareholder value.

In ARCO's view, Aran's proposed grant of a low cost option to Statoil on Connemara is an example of why Aran shareholders should accept ARCO's generous offer.

REDUCED PRICE IF THE STATOIL/CONNEMARA PROPOSAL IS APPROVED

In response to Aran electing to put the Statoil/Connemara proposal to a shareholder vote, ARCO has structured its offer to meet the possibility of the proposal being approved by shareholders. If approved the price under the Final Offer will be IR66p per share.

ARCO strongly urges Aran shareholders to:

  . vote against the resolution to approve the Statoil/Connemara proposal; and

  . accept the increased and final offer without delay.

MANAGEMENT AND EMPLOYEES

The existing employment rights, including pension rights, of the management and employees of the Aran Group will be fully safeguarded.

ARAN SHARE OPTION SCHEME(S)

The Final Offer will extend to any Aran securities unconditionally allotted or issued prior to the date on which the Final Offer becomes or is declared unconditional (or such later date or dates as ARCO Irish Holdings may decide), pursuant to the exercise of options granted under the Aran share option scheme(s). Appropriate proposals will be made by ARCO Irish Holdings in due course to holders of options under the Aran share option scheme(s).

GENERAL

By 3.00pm (Dublin and London time), 10.00am (New York City time) on Saturday 7 October 1995, the second closing date of the original offer, valid acceptances had been received and not validly withdrawn in respect of 2,579,550 Aran shares, including Aran shares represented by Aran ADSs, representing approximately 0.99 per cent. of the issued ordinary share capital of Aran. None of such acceptances have been received from persons acting in concert with ARCO Irish Holdings.

Neither ARCO Irish Holdings nor any person acting in concert with ARCO Irish Holdings has acquired or agreed to acquire any Aran shares (or rights over Aran shares) during the original offer period other than those for which valid acceptances have been received and not validly withdrawn under the original offer (subject to the conditions of the original offer) nor did any such person hold any Aran shares (or rights over Aran shares) prior to the commencement of the original offer period.

ARCO Irish Holdings intends to reduce the acceptance level at the earliest opportunity. Accordingly, subject to ARCO Irish Holdings not being aware of any circumstances which constitutes or may result in a breach of or failure to satisfy any of the remaining conditions to the Final Offer (other than condition (a), the Acceptance Condition and condition (b) relating to the granting of Irish Mergers Act clearance), ARCO Irish Holdings intends on 19 October 1995 to give three US Business Days' notice to reduce the acceptance level so that the Acceptance Condition will have been satisfied if ARCO Irish Holdings and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire, pursuant to the Final Offer or otherwise, Aran shares (including Aran shares represented by Aran ADSs) carrying more than 50 per cent. of the voting rights normally exercisable at general meetings of Aran, including, for this purpose, any such voting rights attaching (or which on issue will attach) to any Aran shares (including Aran shares represented by Aran ADSs) which have been unconditionally allotted or issued before the Acceptance Condition (as reduced) is satisfied whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

POSTING OF DOCUMENTS TO SHAREHOLDERS

Rothschilds, which is acting as financial adviser to ARCO and ARCO Irish Holdings, will today despatch the formal Final Offer document and Acceptance Forms to Aran shareholders. Rothschilds will be acting through Rothschild Inc. for the purpose of making the Final Offer in the United States.

                                    - END -

 PRESS ENQUIRIES:

 ARCO
 Bill Wade                          Telephone: (44) 171 831 3113
 Terry Dallas                       Telephone: (44) 171 831 3113

 N M ROTHSCHILD & SONS LIMITED      Telephone: (44) 171 280 5000
 Nicholas Wrigley
 Tony Allen

 PUBLIC RELATIONS:

 WHPR                               Telephone: (353) 1 496 0244
 Brian Bell

 FINANCIAL DYNAMICS
 Nick Miles                         Telephone: (44) 171 831 3113
 Marc Popiolek                      Telephone: (44) 171 831 3113

N M Rothschild & Sons Limited, Hoare Govett Corporate Finance Limited, which are both regulated by The Securities and Futures Authority Limited in the UK, and Riada Corporate Finance Limited are acting for the ARCO Group in connection with the Final Offer and no one else and will not be responsible to anyone other than the ARCO Group for providing the protections afforded to their respective customers or for providing advice in relation to the Final Offer.

This announcement does not constitute an offer or invitation to purchase any securities.

                                  APPENDIX 1

                         CONDITIONS OF THE FINAL OFFER

The Final Offer is, save as set out herein, subject to the conditions of the original offer set out in Part A of Appendix 1 to the original offer document which shall be deemed to be incorporated in and form part of this Appendix provided that references in such Part A to the Offer shall be deemed to be references to the Final Offer. References in such Part A to 3.00 pm (Dublin and London time), 10.00 am (New York City time) on 23 September 1995 shall be deemed to be references to 1.00 pm (Dublin and London time), 9.00 am (New York City time) on 24 October 1995.

The conditions contained in paragraphs (c), (d) and, with respect to the references therein to the US HSR Act, (k) of Part A of Appendix 1 to the original offer document have been fulfilled.

ARCO Irish Holdings intends to revise the Acceptance Condition at the earliest opportunity so that the condition will have been satisfied if ARCO Irish Holdings and/or its wholly-owned subsidiaries shall have acquired or agreed to acquire, pursuant to the Final Offer or otherwise, Aran shares (including Aran shares represented by Aran ADSs) carrying more than 50 per cent. or more of the voting rights normally exercisable at general meetings of Aran, including, for this purpose, any such voting rights attaching (or which on issue will attach) to any Aran shares (including Aran shares represented by Aran ADSs) which have been unconditionally allotted or issued before the Acceptance Condition (as reduced) is satisfied whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise.

Accordingly, subject to ARCO Irish Holdings not being aware of any circumstance which constitutes or may result in a breach of or failure to satisfy any of the remaining conditions to the Final Offer (other than condition (a), the Acceptance Condition, and condition (b) relating to the granting of Irish Mergers Act clearance), ARCO Irish Holdings intends on 19 October 1995 to give three US Business Days' notice to reduce the acceptance level as described above with effect on and from 24 October 1995.

A reference in the conditions to a public announcement by Aran shall mean an announcement delivered by or on behalf of Aran to the Company Announcements Office of the Irish Stock Exchange and the London Stock Exchange and publicly announced shall be construed accordingly.

ARCO Irish Holdings reserves the right to waive (where possible), in whole or in part, all or any of conditions (b) to (n) inclusive which remain outstanding or unsatisfied. ARCO Irish Holdings shall be under no obligation to waive or treat as satisfied any of such conditions by a date earlier than 24 October 1995 notwithstanding that the other conditions of the Final Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

ARCO Irish Holdings intends, if appropriate, to seek the Panel's approval to extend the date by which conditions (b) to (n) inclusive must be satisfied or waived to not later than 14 November 1995 (or such later date as the Panel may agree). Unless otherwise determined by ARCO Irish Holdings (with the consent of the Panel), the Final Offer will lapse unless at the latest time and date at which the Final Offer shall be terminated or expire ("the closing date") the Acceptance Condition is or remains satisfied by reference to acceptances and purchases permitted to be counted towards fulfilling the Acceptance Condition (other than acceptances withdrawn or before the closing date), and subject to the consent of the Panel, by reference to the issued share capital of Aran as at the first time and date on which the Acceptance Condition is satisfied.

If ARCO Irish Holdings is required by the Panel to make an offer for Aran securities under the provisions of Rule 9 of the City Code, ARCO Irish Holdings may make such alterations to the conditions, including the Acceptance Condition, as are necessary to comply with the provisions of that Rule.

If the Minister for Enterprise and Employment of Ireland makes an order under
Section 9 of the Mergers Act prohibiting the Acquisition or prohibiting the Acquisition except on conditions specified in such order, the Final

Offer will lapse unless, in the case of an order prohibiting the Acquisition except on the conditions specified in such order, ARCO Irish Holdings, in its absolute discretion, shall decide to accept such conditions.

If the Final Offer lapses, the Final Offer will cease to be capable of further acceptance and accepting Aran securityholders and ARCO Irish Holdings will cease to be bound by Acceptance Forms (including acceptance forms relating to the original offer) submitted before the time when the Final Offer lapses.

                                  APPENDIX 2

               BASES OF CALCULATIONS AND SOURCES OF INFORMATION

(a) The value of the issued capital of Aran at the Final Offer price is based on 261,741,729 Aran shares (including Aran shares represented by Aran
    ADSs) in issue, as disclosed by Aran in its circular dated 3 October 1995.

(b) The share price before the original offer and the share price high in Dublin of Aran for the four years before the original offer is derived from the Irish Stock Exchange Daily Official List.

(c) Applicable exchange rates as derived from the Financial Times dated 24 August 1995 as set out in the original offer document are:

  IR(Pounds)1 = Stg(Pounds)1.022
  IR(Pounds)1 = $1.5771

                                  DEFINITIONS

The definitions used in the original offer document, save as varied herein, also apply in this announcement together with the following additional definitions, unless the context requires otherwise:

 "original offer"                 the offer by Rothschilds on behalf of ARCO
                                  Irish Holdings contained in the offer
                                  document dated 25 August 1995 to acquire the
                                  Aran securities.

 "the Statoil/Connemara proposal" the proposed farm-out of an aggregate 47.5 per cent, interest in the Connemara Lease
                                  Underwriting by Aran Servicing Limited to
                                  Statoil as set out in a conditional agreement between such parties dated 28 September 1995.